UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Arco Platform Limited
(Name of Issuer)

Class A Common Shares, par value $0.00005 per share
(Title of Class of Securities)

G04553 106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OSC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 19,103,363(1)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 19,103,363(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.34%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 29,450,551 Class A common shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

1	NAME OF REPORTING PERSON Oto Brasil de Sá Cavalcante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 19,103,363(1)
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 19,103,363(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.34%(2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 29,450,551 Class A common shares outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

ITEM 1.	(a)	Name of Issuer: Arco Platform Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Rua Augusta 2,840, 9th floor, Suite 91
Consolação, São Paulo - SP, 01412-100
Brazil

ITEM 2.	(a)	Name of Person Filing:

(b)	Address of Principal Business Office, or if None, Residence:

(c)	Citizenship or Place of Organization:

Oto Brasil de Sá Cavalcante Rua Augusta 2,840, 9th floor, Suite 91 Consolação, São Paulo - SP, 01412-100 Brazil Brazilian Citizen	OSC Investments Ltd. Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands Cayman Islands Company Limited by Shares

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G04553 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)       Amount beneficially owned:

See row 9 of the cover sheets of each Reporting Person.

(b)       Percent of class:

See row 11 of the cover sheets of each Reporting Person.

(c)       Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

See row 5 of the cover sheets of each Reporting Person.

(ii)       Shared power to vote or to direct the vote:

See row 6 of the cover sheets of each Reporting Person.

(iii)       Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheets of each Reporting Person.

(iv)       Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheets of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSC INVESTMENTS LTD.

Dated: February 7, 2022	/s/ Oto Brasil de Sá Cavalcante
By: Oto Brasil de Sá Cavalcante
Title: Director

/s/ Oto Brasil de Sá Cavalcante
By: Oto Brasil de Sá Cavalcante